UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 12b-25
 NOTIFICATION OF LATE FILING

SEC File Number 0-22055
CUSIP Number 87305 U102

(Check one): ☒ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-QSB
☐ Form 10-D ☐Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2006

☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

MED-EMERG INTERNATIONAL INC.
 Full Name of Registrant

6711 Mississauga Road, Suite 404 Mississauga
 Address of Principal Executive Office

Ontario, Canada L5N 2W3
 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 could not be filed by the prescribed due date of March 31, 2007 because registrant had not yet finalized its financial statements for the fourth quarter and fiscal year 2006 and the audit of registrant's 2006 financial statements is ongoing. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject annual report will be filed on or before April 16, 2007.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Ramesh Zacharias, Chief Executive Officer (905) 858-1368

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2005, the registrant had revenues of $13,785,449 and a loss attributable to common shareholders of $856,557. For the year ended December 31, 2006, the registrant currently estimates that it had revenues of approximately $17,700,000 and income attributable to common shareholders of approximately $823,700. Results for the 2006 fiscal year remain subject to further adjustment.

This elimination of the loss attributable to common shareholders in 2006 of approximately $1,680,257 is primarily attributable to the settlement of litigation associated with Discontinued Operations during 2006 as compared to 2005. Salaries, benefits, general and administration expenses increased in line with increases in business volume in 2006.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant’s financial results for the fiscal year ended December 31, 2006. These statements are based on management’s current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant’s actual results may differ materially from the Registrant’s anticipated or expected results and the results in the forward-looking statements.

MED EMERG INTERNATIONAL INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2007	By:	/s/ Ramesh Zacharias
Ramesh Zacharias Chief Executive Officer